Supplemental Material for Financial Results for FY2015 Third Quarter (Unconsolidated)

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	FY2014						FY2015				FY2015
	1Q (2013/4-6)	2Q (2013/7-9)	3Q (2013/10-12)	9 months (2013/4-12)	4Q (2014/1-3)	12 months (’13/4-’14/3)	1Q (2014/4-6)	2Q (2014/7-9)	3Q (2014/10-12)	9 months (2014/4-12)	Forecast 12 months (’14/4-’15/3)
Toyota & Lexus brand
Domestic Vehicle Production (thousands of units)	829	854	791	2,474	904	3,378	783	815	765	2,363	3,150
Overseas Vehicle Production (thousands of units)	1,412	1,326	1,460	4,198	1,370	5,568	1,443	1,445	1,473	4,361	5,800
Domestic Vehicle Retail Sales (thousands of units)	353	404	374	1,131	517	1,648	319	378	340	1,037	1,450
Exports Vehicle Sales (thousands of units)	500	463	461	1,424	430	1,854	428	471	460	1,359	1,750
North America	198	179	183	560	160	720	180	180	186	546	720
Europe	70	60	61	191	73	264	56	66	56	178	240
Asia	52	52	54	158	49	207	55	58	53	166	210
Central and South America	22	23	18	63	16	79	11	14	12	37	40
Oceania	39	47	41	127	34	161	32	41	40	113	140
Africa	20	17	17	54	14	68	16	19	17	52	60
Middle East	98	84	85	267	83	350	77	91	94	262	340
Other	1	1	2	4	1	5	1	2	2	5	—
Net Revenues (billions of yen)	2,693.0	2,716.6	2,779.4	8,189.0	2,853.0	11,042.1	2,603.2	2,784.5	2,910.9	8,298.6	10,900.0
Domestic	845.7	942.0	889.7	2,677.5	1,111.6	3,789.1	837.6	872.5	837.9	2,548.1	—
Exports	1,847.2	1,774.6	1,889.6	5,511.5	1,741.4	7,252.9	1,765.5	1,911.9	2,072.9	5,750.5	—
Operating Income (billions of yen)	342.6	304.2	274.4	921.3	347.6	1,269.0	297.0	289.4	355.6	942.0	1,200.0
(Operating Income Ratio) (%)	(12.7)	(11.2)	(9.9)	(11.3)	(12.2)	(11.5)	(11.4)	(10.4)	(12.2)	(11.4)	(11.0)
Ordinary Income (billions of yen)	634.0	477.1	500.0	1,611.3	227.1	1,838.4	577.9	541.0	649.4	1,768.4	1,990.0
(Ordinary Income Ratio) (%)	(23.5)	(17.6)	(18.0)	(19.7)	(8.0)	(16.6)	(22.2)	(19.4)	(22.3)	(21.3)	(18.3)
Net Income (billions of yen)	482.7	372.9	437.8	1,293.4	123.3	1,416.8	465.1	436.1	574.9	1,476.2	1,650.0
(Net Income Ratio) (%)	(17.9)	(13.7)	(15.8)	(15.8)	(4.3)	(12.8)	(17.9)	(15.7)	(19.8)	(17.8)	(15.1)
R&D Expenses (billions of yen)	210.3	206.7	197.0	614.1	181.9	796.1	213.6	213.6	224.0	651.3	880.0
Depreciation Expenses (billions of yen)	44.5	41.1	41.3	127.0	41.1	168.1	41.8	39.9	39.1	120.9	160.0
Capital Expenditures (billions of yen)	36.2	38.4	37.4	112.1	67.2	179.3	31.5	37.0	42.7	111.3	220.0

Analysis of Unconsolidated Net Income for FY2015 (billions of yen, approximately)	3Q (2014/10-12)	9 months (2014/4-12)
Effects of Marketing Activities	-55.0	-170.0
Effects of Changes in Exchange Rates	155.0	250.0
Cost Reduction Efforts	40.0	130.0
From Engineering	35.0	120.0
From Manufacturing and Logistics	5.0	10.0
Increases in Expenses, etc.	-60.0	-190.0
Other	1.1	0.7
(Changes in Operating Income)	81.1	20.7
Non-operating Income	68.2	136.4
Income Taxes, etc.	-12.2	25.6
(Changes in Net Income)	137.0	182.7

Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota’s plans and expectations.

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

(Note 1)	Shows the number of employees as of the end of each period (excluding loan employees from Toyota and its consolidated subsidiaries (“Toyota”) to outside Toyota and including loan employees from outside Toyota to Toyota)
(Note 2)	Shows “Net income attributable to Toyota Motor Corporation”
(Note 3)	2Q= Interim Dividend, 4Q= Year-end Dividend, FY= Annual Dividend
(Note 4)	Figures for depreciation expenses and capital expenditures do not include vehicles in operating lease
(Note 5)	Excludes financial subsidiaries

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